SPRING ROCK HOLDINGS LLC

FINANCIAL STATEMENTS

AS OF JUNE 13, 2020

TABLE OF CONTENTS



Schneiderman, Kohn & Winston, Ltd.
·Certified Public Accountants

6035 N. Northwest Highway
Suite 301
Chicago, IL 60631
(773) 631-3055
Fax: (773) 631-5797

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
Spring Rock Holdings, LLC
Albuquerque, NM

We have reviewed the accompanying financial statements of Spring Rock Holdings, LLC, which comprise the balance sheet as of June 13, 2020, and the related statement of income and members' equity and cash flows for the period January 14, 2020 (inception) through June 13, 2020, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note B, certain conditions indicate that the LLC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the LLC be unable to continue as a going concern.

Schneiderman, Kohn & Winston, Ltd.

Schneiderman, Kohn & Winston, Ltd.
(An Illinois Professional Service Corporation)
Chicago, Illinois
June 19, 2020

SPRING ROCK HOLDINGS LLC
BALANCE SHEET
JUNE 13, 2020

ASSETS

Current assets		
Cash	$	200
Total current assets		200
Total assets	$	200

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	$	-
Members' Equity		
Members' equity	$	200
Total liabilities and members' equity	$	200

See accompanying notes.

2

SPRING ROCK HOLDINGS LLC
STATEMENT OF INCOME and MEMBERS' EQUITY
FOR THE PERIOD JANUARY 14, 2020(inception) THRU JUNE 13, 2020

Revenues		
Income	$	-
Total revenues		-
Operating expenses		
Start-up Expenses	$	206
Total operating expenses		206
Loss from operations		(206)
Net loss	$	(206)
Members's Equity		
Capital Contributions		406
Ending Members' Equity	$	200

See accompanying notes.

SPRING ROCK HOLDINGS LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 14, 2020(inception) THRU JUNE 13, 2020

Cash flows form operating activities		
Net income(loss)	$	(206)
Adjustments to reconcile net income to net cash provided by operating activities:		
Net cash provided\(used) by operating activities		(206)
Cash flows from investing activities		
Net cash used by investing activities		-
Cash flows from financing activities		
Capital contributions		406
Net cash (used)/provided by financing activities		406
Net increase\(decrease) in cash		200
Cash at beginning of year		-
Cash at end of year	$	200
Supplemental disclosures		
Income taxes paid		-

See accompanying notes.

4

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Operations</u>:

Spring Rock, LLC (the LLC) is a limited liability company organized January 14, 2020 under the laws of New Mexico. The LLC intends to purchase real estate throughout the United States to resell.

<u>Basis of Presentation</u>

The accounting and reporting policies of the LLC conform to accounting principles generally accepted in the United States of America (GAAP).

<u>Use of Estimates</u>:

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

<u>Cash Equivalents</u>

The LLC considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

<u>Organization Costs</u>

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

<u>Taxes on Income</u>:

The LLC, with consent of its members, has elected under the Internal Revenue Code to be a Limited Liability Company. In lieu of income taxes, the members of an LLC are taxed at their proportionate share of the LLC's taxable income. Accordingly, no provision has been made for federal income taxes. The LLC is responsible for state replacement taxes.

The LLC complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the company's financial statements. The LLC believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The LLC ay in the future become subject to federal, state and local income taxation though it has not been since its inception. The LLC is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE B – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The LLC is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues since inception. The LLC's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the LLC will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the LLC to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the LLC be unable to continue as a going concern.

NOTE C – MEMBERS' EQUITY

The LLC has authorized and issued 3,000,000 Class A membership units. The Class A membership units are the controlling units with all management responsibilities.

The LLC also has Class B membership units, which are voting units, but do not have management responsibilities.

NOTE D – RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the LLC will adopt those that are applicable under the circumstances.

NOTE E – SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 19, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.